2701 E. Grauwyler Rd. Irving, TX 75061 972-579-6000

March 21, 2006

VIA Edgar Electronic Transmission

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20002

RE:          BancTec, Inc.

Form 10K for the year ended December 31, 2004

Form 10Q for the quarterly period ended September 30, 2005

Dear Ms. Collins:

This letter contains the response of BancTec, Inc. (the “Company”) to the additional comments regarding the referenced filing contained in the letter dated January 30, 2006 (the “Staff’s Letter”), from the Staff of the Securities and Exchange Commission.  The numbered responses that follow correspond by number to the comments in the Staff’s Letter.

We would like to set up a conference call to discuss the remaining open issues and come to a resolution on your questions.  We will be contacting you to set up a time at your convenience.

Sincerely,

/s/ Coley Clark

Coley Clark

President and Chief Executive Officer

Form 10-K for the Year Ended December 31, 2004

Revenue Recognition, page 28

1.                           We note your response to our previous comment no. 1 and your revised disclosures in the Company’s September 30, 2005 Form 10-Q.  With regards to the revised disclosures, please explain the following or revise further in future filings:

•                  In your response letter dated August 19, 2005, you indicate that for sales involving multiple element arrangements under SOP 97-2, the Company generally does not have VSOE for each element, except for PCS and accordingly, you apply the residual method of accounting to such contracts.  Your revised disclosures, however, appear to only address multiple element arrangements for non-software arrangements.

•                  Your revised disclosures include a discussion of software arrangements that require significant production, modification or customization of the software for which the Company applies contract accounting pursuant to SOP 81-1.  Revise to disclose the method of contract accounting used (i.e. completed contract or percentage of completion) and include a discussion of your accounting treatment under such method.

Response

The Company did discuss both software and non-software arrangements; however, the Company proposes to modify the language of future filings in the discussion of critical accounting policies dealing with revenue recognition as follows in order to further clarify this point as well as address the specific method used under SOP 81-1:

“The Company’s revenue recognition policies are in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions,” Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition,” Emerging Issues Task Force (“EITF”) No. 00-21, “Revenue Arrangements with Multiple Deliverables,” and Emerging Issues Task Force (“EITF”) No. 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software.”

In the case of software arrangements that require significant production, modification, or customization of software, or the license agreement requires the Company to provide implementation services that are determined to be essential to other elements of the arrangement, the Company follows the guidance in SOP 81-1, “Accounting for Performance of Construction—Type and Certain Production—Type Contracts,” and applies the completed contract method of accounting.  In compliance with the completed contract method under SOP 81-1, revenue is recognized when proof of customer acceptance has been received.  In the case of non-software arrangements, the Company applies EITF No. 00-21 and revenues related to arrangements with multiple elements are allocated to each element based on the element’s relative fair value.  Revenue allocated to separate elements is recognized for each element in accordance with the accounting policies described below.  EITF No. 03-5 is applied in determining whether non-software elements are included with the software in applying SOP 97-2.

If the Company cannot account for items included in a multiple-element software or non-software arrangement as separate units of accounting, they are combined and accounted for as a single unit of accounting and generally recognized as the undelivered items or services are provided to the customer.  The Company specifically uses the residual method, under which revenue is recognized on the delivered elements only when the remaining undelivered element is postcontract customer support (PCS).

The Company recognizes hardware and software revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. At the time of the transaction, the Company determines whether the fee associated with revenue transactions is fixed or determinable and whether or not collection is reasonably assured. The Company determines whether the fee is fixed or determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after the normal payment terms, which are generally 30 days from invoice date, the Company recognizes revenue as the fees are invoiced. The Company assesses collectibility based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from customers. If the Company determines that collection of the fee is not reasonably assured, the Company defers the revenue and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash. For all sales, the Company generally uses either a binding purchase order or signed sales agreement as evidence of an arrangement.

The Company recognizes revenue from sales of equipment and supplies upon delivery and transfer of title or upon customer acceptance.”

Stock-based Compensation, page 30

2.                           We note your response to our prior comments number 2 where you indicate “the Company chose to use the $9.25 [exercise] price to conservatively reflect the worst case scenario for purpose of the SFAS No. 123 disclosures” and “using the $0.48 share [value] would have resulted in no fair value on the stock options as computed using the Black-Scholes method.”  The use of the option exercise price rather than the share value, however “conservative,” does not comply with SFAS No. 123.  Please explain how the Company determined the use of disclosures, other than those required by generally accepted accounting principles is appropriate.  Also, explain the Company’s consideration for granting stock options at an exercise price of $9.25 per share when you determined the “fair value” of such shares to be $0.48 per share.

Response

Since our previous correspondence, the Company has obtained an independent valuation of the Company and the stock options issued in 2004 and 2005.  Based on this valuation, the value of the Company’s stock is $1.01 per share at December 31, 2005 and the value of the 2004 and 2005 stock options at issuance averaged $0.07 per option.  The Company proposes to correct the SFAS 123 disclosure in the Form 10-K filing for the fiscal year ended December 31, 2005 to reflect this independent valuation.  Since the valuation produced the same result using the Black-Scholes method and the lattice method, the Company plans to use the Black-Scholes method to value any new stock option issued going forward.

Regarding your question regarding why the options were issued with a $9.25 exercise price, as you are aware, all stock of the Company is privately owned, and the $9.25 exercise price was decided upon by the private ownership group, independent of the management of the Company.  The $9.25 per share is the price originally paid by the private ownership group when they purchased the Company in July 1999.

Note C-Discontinued Operations, Restructuring, Impairment and Change in Accounting Estimate

Change in Accounting Estimate, page 33

3.                           We note your response to our prior comment number 4.  In your response you did not assess materiality for each period impacted by your adjustment.  Please do so in your next response and include in your discussion, not only the impact on total revenues but also include a discussion of materiality as it relates to pre-tax net income.  Based on your breakdown, it appears that at a minimum, the change in revenues would have been material to your pre-tax net income for fiscal 2002 and 2003.  Therefore, tell us how you applied the guidance in SAB 99 in determining that a restatement of such periods was not considered necessary.

Response

The materiality of the adjustment in terms of impact to revenue and pre-tax net income is as follows:

Year	Adjustment	% of Revenue	% of Pre-tax NI
2001	$53,000	0.01%	0.14%
2002	$2,294,000	0.60%	3.69%
2003	$1,690,000	0.45%	26.18%
2004	$306,000	0.08%	8.49%
Total	$4,343,000

Because the Company considered this adjustment to be as a result of a change in estimate, materiality was not considered as a relevant factor in assessing a potential restatement.  However, in reviewing SAB 99, the following guidance is provided.

“Among the considerations that may well render material a quantitatively small misstatement of a financial statement item are –

•                  whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

•                  whether the misstatement masks a change in earnings or other trends

•                  whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise

•                  whether the misstatement changes a loss into income or vice versa

•                  whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

•                  whether the misstatement affects the registrant’s compliance with regulatory requirements

•                  whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

•                  whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

•                  whether the misstatement involves concealment of an unlawful transaction.”

With regard to the revenue adjustment recorded by the Company, none of these situations apply with the exception of the first item.  With regard to this first item, SAB 99 additionally provides “Another factor in materiality judgments is the degree of precision that is attainable in estimating the judgment item. The amount of deviation that is considered immaterial may increase as the attainable degree of precision decreases. For example, accounts payable usually can be estimated more accurately than can contingent liabilities arising from litigation or threats of it, and a deviation considered to be material in the first case may be quite trivial in the second. This SAB is not intended to change current law or guidance in the accounting literature regarding accounting estimates.  See, e.g., Accounting Principles Board Opinion No. 20, Accounting Changes 10, 11, 31-33 (July 1971).”

The Company relied upon APB 20 in making the determination that restatement of prior periods was not necessary due to the determination that this change resulted from a change in estimate.  See response to Items 4 and 5 for an expanded discussion of the facts surrounding this adjustment.

4.                           We further note your response that the use of calendar months was based on the Company’s reading of the contract terms, which was different than Dell’s reading of the contract terms, and that you believe the subsequent adjustment to be a change in accounting estimate.  A change in accounting estimate requires that an accounting estimate was made knowingly, and was necessary to begin with.  According to paragraph 10 of APB 20, “examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, warranty costs, periods benefited by a deferred cost, and recoverable mineral reserves.  Future events and their effects cannot be perceived with certainty; estimating, therefore, requires the exercise of judgment.  Thus accounting estimates change as new events occur, as more experience is acquired, or as additional information is obtained.”  A difference in understanding between two parties to a contract is indicative of an error.  The subsequent adjustment by the Company to align itself with Dell’s reading of the contract terms represents a correction of an error in previously issued financial statements rather than a change in estimate.  If the effect of the error is determined to be material to any period as per indicated in our previous comment, revise your historical financial statements to reflect the proper accounting in all periods or explain why you feel revision is not necessary.

Response

In order to gain a better understanding of the complexities involving this contract, a more comprehensive discussion of the facts is in order.  Four major groups of contracts are in place with Dell.

1.               Initial Desktop contracts – These are contracts which cover desktop computers for the initial one year maintenance period.  These contracts carry a unique rate depending on the fiscal contract year during which they are sold.

2.               Initial Non-desktop contracts – These are contracts which cover non-desktop equipment for the initial one year maintenance period.  These contracts also carry a unique rate depending on the fiscal contract year during which they are sold.

3.               Extended Desktop contracts – These are contracts which cover maintenance on desktop computers for a period beyond the initial year.  These carry a different rate from the initial contracts and also the rate will differ based on the fiscal year in which the contracts are sold.  In addition, the rate will vary as a different discount percentage is in place depending on whether the call is run in year 2, year 3 and so on.

4.               Extended Non-desktop contracts – These are contracts which cover maintenance on non-desktop equipment for a period beyond the initial year.  These also carry a different rate from the initial contracts and additionally the rate will differ based on the fiscal year in which the contracts are sold.  A discount differential also applies to the contracts depending on the year the call is run.

Based upon the different contract years and contract types, as many as 48 different per call prices may apply to any given service call.  Also adding to the complexity of this issue is the fact that the Company runs approximately 800,000 service calls per year.  In addition to these maintenance contract calls, the Company also runs initial warranty calls for Dell which are paid for monthly when the calls are run.

During 2002 and 2003, when a service call was required, the Company would receive a dispatch from Dell which contained the customer name, address, service tag #, repair part needed, nature of call, and Dell dispatch #.  No information was sent as to the sale date of the computer, which was necessary to determine the exact contract rate.  Initially, Dell was not able to provide this contract detail to the Company, therefore the Company estimated the per call revenue based on the average of the prices of contracts then in effect.

In early 2004, the Company began to receive contract files from Dell, and at this point, the Company was able to build a database of the contract files and was then able to link the service call to the ship date of the equipment on which the service call was run.  This was the link needed to determine the exact price earned for the call.  For 2004 forward, the Company is able to determine the exact pricing applied to a given call once all data is received, which involves estimating the service call price for a period of only one to two months.

As stated above, “Thus accounting estimates change as new events occur, as more experience is acquired, or as additional information is obtained.”  In our case, all three of these situations apply, but most importantly, additional information was obtained, including contract detail to tie the service call to a specific price, therefore the Company believes that the adjustment did in fact meet the criteria for a change in estimate.

5.                           We further note your statement “under the current contracts with Dell, the Company is entitled to a fixed amount per service call.”  However, your revised critical accounting estimates disclosures state that “certain estimates are used in recognizing revenue on a “per call” basis related to breakdown rates, contract types, calls related to specific contract types and contract periods.  Given the fact that the contracts include a stated, fixed amount per service call, we do not understand the need to “estimate” the amount of revenues earned and accordingly, your revised disclosures in the critical accounting policies discussion.  Please explain.

Response

As discussed in the response to Item 4, as many as 48 different rates may apply to a single call due to the different contract types.  As a result, estimates of the rate per call were used to recognize revenue.  Upon receipt of detailed contract data from Dell in early 2004, the exact rates were applied resulting in the adjustment in Q2 of 2004.  Currently, the call rate is estimated in the month the call is run, but this estimate is trued up within one to two months when the call is able to be matched to a specific contract rate.

Form 10-Q for the Quarterly Period Ended September 30, 2005

Liquidity & Capital Resources, page 18

6.                           We note your decrease in deferred revenue and maintenance contract deposits as indicated in the Condensed Consolidated Statements of Cash Flows of $21063 in 2005 compared to $6,696 in 2004.  The reason for this variance, which appears to be the most significant factor contributing to the Company’s increase in cash used in operating activities, is not addressed in your discussion of liquidity and capital resources.  Describe in detail the reason(s) for the change in deferred revenue and maintenance contract deposits.

Response

During the nine months ended September 30, 2005, the Company experienced continued declines in maintenance contract deposits due to two primary factors.  First, the overall amount of extended maintenance contracts have declined as a result of continued declines in prices of personal computers.  As businesses and consumers have paid less per unit for personal computers, the purchase of extended maintenance contracts have declined as businesses and individuals choose to replace rather than repair.  Second, the price per contract has declined due to competitive pressure from other service providers and also due to declines in the per unit price of personal computers.

The Company would propose expanding the discussion of the decline in maintenance contract deposits as part of the Form 10-K filing for the year ended December 31, 2005.

We would like to set up a conference call to discuss the remaining open issues and come to a resolution on your questions.  We will be contacting you to set up a time at your convenience.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in this filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.